Exhibit 99.3

CAPITALIZATION

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of March 31, 2015 on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $29.3 million, (ii) the drawdown of $29.0 million new loans for the financing of four of the Company’s vessels under construction and the payment of the same amount to the shipbuilding yards (iii) the payment of $2.1 million of preference dividends, (iv) the payment of $5.1 million of common dividends, (iv) the issuance of 3,400,000 of the Company’s 8.75% Series D Cumulative Perpetual Preferred Shares, for $82.5 million proceeds, net of underwriters discount.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between March 31, 2015 and June 19, 2015.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, “Results of operations-Management’s Discussion and Analysis” above, and “Item 5. Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2014.

	As of March 31, 2015
	Actual	Adjusted
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$199,770	$245,722
Restricted cash	10,057	10,057

Total cash	$209,827	$255,779

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,409,363	$1,409,025

Stockholders equity:
Preferred shares, $1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding on an actual basis and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares on an as adjusted basis	4,000	7,400
Common shares, $1.00 par value; 185,000,000 shares authorized and 84,712,295 shares issued and outstanding on an actual and as an adjusted basis	84,712	84,712
Additional paid-in capital	650,536	729,616
Accumulated other comprehensive loss	(12,681)	(12,681)
Retained earnings	467,653	465,544
Non-controlling interest	11,367	11,367

Total stockholders’ equity	1,205,587	1,285,958

Total capitalization	$2,614,950	$2,694,983

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